4801 MAIN STREET SUITE 1000 KANSAS CITY, MO 64112
P.O. BOX 219777 KANSAS CITY, MO 64121-6777
TEL: (816) 983-8000 FAX: (816) 983-8080
WEBSITE: www.blackwellsanders.com

October 3, 2006

United States Securities and Exchange Commission
Attn: Ms. Celeste M. Murphy
Special Counsel
Office of Mergers & Acquisitions
450 Fifth Street, NW
Washington, D.C. 20549

Re:   Central Freight Lines, Inc.
Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A and
Schedule 13E-3, each filed on October 3, 2006
File No. 000-50485

Dear Ms. Murphy:

We have set forth below the responses of Central Freight Lines, Inc. (“Central” or the “Company”) to the comments contained in the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated September 29, 2006. To the extent that any response relates to information concerning entities other than the Company, such response is included in this letter based on information provided to the Company and us by such other entities or their respective representatives. The Company is concurrently filing via EDGAR Amendment No. 3 to Schedule 13E-3 (the “13E-3/A-3”) and Amendment No. 3 to Schedule 14A (the “Proxy Statement” and together with the 13E-3/A-3, the “Amendments”). The Amendments reflect the Company’s responses to the Staff’s comments as well as certain updating information and conforming changes resulting therefrom. To expedite your review, we are also sending you marked copies of the Amendments, marked to show changes from the filings on September 14, 2006. All page references in the Company’s responses are to the marked copies of the Amendments.

Each of the parties to the 13E-3/A-3 acknowledges that:

•	it is responsible for the adequacy and accuracy of its disclosure in the Amendments;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Amendments; and

•	it may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

KANSAS CITY, MISSOURI • ST. LOUIS, MISSOURI • OVERLAND PARK, KANSAS • OMAHA, NEBRASKA
SPRINGFIELD, MISSOURI • BELLEVILLE, ILLINOIS • WASHINGTON, D.C. • LONDON, UNITED KINGDOM

AFFILIATES: LEEDS • MANCHESTER
MEMBER OF THE WORLD SERVICES GROUP

Ms. Celeste M. Murphy
October 3, 2006

For ease of reference, we reproduce below the relevant comments, and include under each comment the Company’s response.

1.
WE NOTE YOUR RESPONSES TO PRIOR COMMENTS 3 AND 26. PLEASE STATE THE SPECIFIC SOURCES AND TOTAL AMOUNT OF FUNDS OR OTHER CONSIDERATION TO BE USED IN THE TRANSACTION. IT IS UNCLEAR WHETHER THE SALES PRICE FOR THE WESTGATE REAL ESTATE DEVELOPMENT WILL BE SUFFICIENT TO ALLOW MR. MOYES TO CLOSE THE MERGER. PLEASE DISCLOSE THE AMOUNT FOR WHICH THE DEVELOPMENT IS BEING SOLD AND WHETHER THAT AMOUNT ALONE WILL ALLOW MR. MOYES TO CLOSE THE MERGER. UPDATE YOUR DISCLOSURE REGARDING THE SALE OF WESTGATE AND ITS ANTICIPATED CLOSING ON OR BEFORE SEPTEMBER 30, 2006. FURTHER, TO THE EXTENT THE SALE DOES NOT CLOSE ON THIS SCHEDULE, IT APPEARS THAT THE ANTICIPATED SALE IS ONLY PROVIDING CONDITIONAL FINANCING TO BE USED IN THE TRANSACTION. DISCLOSE ANY ALTERNATIVE FINANCING ARRANGEMENTS OR ALTERNATIVE FINANCING PLANS IN THE EVENT THE PRIMARY FINANCING PLANS FALL THROUGH. IF NONE, SO STATE. PLEASE SEE ITEM 1007(B) OF REGULATION M-A.

Mr. Moyes supplementally advises the Staff that the Westgate Real Estate Development transaction has closed. Mr. Moyes has agreed to eliminate the financing condition in the Merger Agreement and has sufficient cash on hand to complete the proposed transaction with the Company. Additionally, pages 5 and 46 of the Proxy Statement have been revised in light of the foregoing.

2.
WE NOTE THE LAST FULL PARAGRAPH ON PAGE 21. PLEASE CONFIRM THAT THERE WERE NO MATERIAL DIFFERENCES BETWEEN THE PRELIMINARY FAIRNESS OPINION AND THE FINAL FAIRNESS OPINION. PLEASE NOTE THAT ANY MATERIAL DIFFERENCES SHOULD BE SUMMARIZED AND THE PRELIMINARY REPORT, INCLUDING THOSE MATERIAL DIFFERENCES, SHOULD BE FILED SEPARATELY AS AN EXHIBIT TO THE FILING PURSUANT TO ITEM 1015 OF REGULATION M-A.

The Company has revised page 22 of the Proxy Statement in response to the Staff's comment.

3.	WE NOTE YOUR RESPONSE TO PRIOR COMMENT 9. PLEASE SPECIFY, IF TRUE, THAT THE AGGREGATE AMOUNT OF THE PROPOSED LITIGATION SETTLEMENTS WILL NOT EXCEED YOUR CURRENT POLICY LIMITS.

The Company has revised pages 6 and 24 of the Proxy Statement in response to the Staff's comment.

Ms. Celeste M. Murphy
October 3, 2006

4.
IN ADDITION, PLEASE REVISE THIS SECTION TO DISCLOSE THE FINAL DATE BY WHICH THE PROPOSED SETTLEMENTS MUST BE FINALIZED IN ORDER TO CLOSE THE MERGER. PLEASE TELL US SUPPLEMENTALLY HOW YOU WILL NOTIFY THE PUBLIC, IN THE EVENT THAT YOU ARE UNABLE TO FINALIZE THE PROPOSED SETTLEMENTS BY THE REQUIRED DATE, THAT YOU HAVE FAILED TO MEET THE CONDITIONS TO THE MERGER AGREEMENT.

The Company has revised page 24 of the Proxy Statement in response to the Staff's comment. Supplementally, Central advises the Staff that it would promptly notify the public by issuing a press release and Current Report on Form 8-K in the event that the Merger Agreement is properly terminated for this or any other reason.

5.
IT WOULD APPEAR THAT THE FACTS IN THE DELETED FINAL BULLET WERE CONSIDERED BY THE SPECIAL COMMITTEE AND THE BOARD. PLEASE RE-INSERT THE BULLET AND MORE FULLY EXPLAIN THE VALUATION DIFFICULTIES PRESENTED BY THE FACTS IDENTIFIED. ALTERNATIVELY, PLEASE EXPLAIN TO US WHY THIS BULLET WAS DELETED AND WHETHER OR NOT IT WAS A FACTOR CONSIDERED BY THE SPECIAL COMMITTEE AND THE BOARD.

The Company has revised page 26 of the Proxy Statement in response to the Staff's comment.

6.
WE NOTE YOUR RESPONSE TO PRIOR COMMENT 24. PLEASE REVISE TO INDICATE WHETHER YOU BELIEVE IT IS UNUSUAL FOR “COMPANIES WITH OPERATING LOSSES TO BE SOLD FOR PURCHASE PRICES THAT ARE LESS THAN BOOK VALUE.” WE DO NOT BELIEVE YOUR CHARACTERIZATION OF THESE TRANSACTIONS AS “NOT UNPRECEDENTED” IS INSTRUCTIVE TO INVESTORS.

The Company has revised page 36 of the Proxy Statement in response to the Staff's comment.

7.
IN A SUPPLEMENTAL RESPONSE PLEASE PROVIDE US WITH THE BACKGROUND OF THE STEPS BY WHICH THE CHILDREN’S TRUST CAME TO BE ONE OF THE REMAINING SHAREHOLDERS, INCLUDING ALL PARTIES INVOLVED. SUCH INFORMATION WOULD INCLUDE, BUT NOT BE LIMITED TO, THE NEGOTIATIONS ON BEHALF OF THE CHILDREN’S TRUST AND THE STOCKHOLDERS’ AGREEMENT AND ANY OTHER NEGOTIATIONS, PLANS, OR AGREEMENTS, WRITTEN OR VERBAL INVOLVING THE CHILDREN’S TRUST AND THE DECISION MADE ON ITS BEHALF THAT IT WOULD REMAIN AS A SHAREHOLDER.

Although Mr. Moyes had indicated an interest in the Children’s Trust remaining as a shareholder of the surviving corporation, no commitment had been made by Mr. Moyes with respect to the Children’s Trust remaining as a shareholder until recently. In August 2006, Mr.

Ms. Celeste M. Murphy
October 3, 2006

Moyes and the Children’s Trust began negotiations of the terms under which the Children’s Trust would remain as a shareholder of the surviving corporation. The Stockholders’ Agreement and the Indemnification Agreement constitute the entire agreement between Mr. Moyes and the Children’s Trust with respect to the Children’s Trust remaining as a shareholder of the surviving corporation.

* * *

If you have any questions or comments concerning the matters discussed above, please call me at 816-983-8146.

Respectfully submitted,

/s/ Jeffrey T. Haughey
Jeffrey T. Haughey

cc:   Mr. Daniel H. Morris, Securities and Exchange Commission
Mr. Cam Carruth, Chair of the Special Committee
Mr. Robert Fasso, Central Freight Lines, Inc.
      Mr. David J. Routh, Scudder Law Firm, P.D., L.L.O.
Mr. John H.Grayson, Morgan Keegan & Company, Inc.
Mr. Stephen F. Arcano, Skadden, Arps, Slate, Meagher & Flom LLP
Ms. Karen C. McConnell, Ballard Spahr Andrews & Ingersoll, LLP
Mr. Gerald F. Ehrlich, Land & Ehrlich, Ltd.
Mr. Christopher Johnson, Squire, Sanders & Dempsey L.L.P.